

September 21, 2010

Mr. Shaoyin Wang
CEO and President, China America Holdings, Inc.
333 E. Huhua Road
Hasting Economic & Development Area
Jiading District
Shanghai, China 201811

Re: **China America Holdings, Inc.**
              Form 10-KT for the period ended September 30, 2009
              Form 10-Q for the quarter ended June 30, 2010
              File No. 0-53874

Dear Mr. Wang:

We have reviewed your response to our comment letter dated August 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-KT for the period ended September 30, 2009

Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

1. We note your response to prior comment three and the additional disclosures included in your Form 10-Q for the period ended June 30, 2010. Given the significance of your consolidation policy, please revise all future filings to include your consolidation policy as a critical accounting policy. Please ensure that your disclosures address: the fact that you have not fully funded your obligation under the Member Purchase Agreement; the fact that the Member Purchase Agreement does not include a specific remedy for not funding your obligation; your belief that you have not breached the Member Purchase Agreement based on the extensions you have obtained; the potential risks and consequences of not fully funding your obligation or of not obtaining future extensions; and your belief that the minority interests do not have substantive participating rights.

2. Based on your response to prior comment three and the additional disclosures included in your Form 10-Q for the period ended June 30, 2010, specifically the significance of your consolidated operating subsidiary, please revise all future filings to include parent-only financial information, including summarized balance sheet and statement of operations disclosures for each period that you provide consolidated financial statements. Also, please revise all future filings to address the restrictions on the ability of your operating subsidiary to distribute funds to the holding company.

Form 10-Q for the quarter ended June 30, 2010

Note 2 – Acquisition, page 13

3. We read your responses to prior comments four and six and note that AoHong was a major customer of Jinqian. Please address the following:
   - Further explain to us the relationship between AoHong and Jinqian including the nature of any transactions between these entities;
   - Quantify the dollar value of any transactions between these entities;
   - Explain whether you continue to operate Jinqian in any manner subsequent to its acquisition, and;
   - Address the specific nature of the transaction between you and Jinqian that lead to the error in inventory and cost of sales that you subsequently corrected.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or the undersigned at (202) 551-3689 if you have any questions regarding these comments.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant

cc: James M. Schneider